February 11, 2020

Brian A. Valentine
Chief Financial Officer
Andersons, Inc.
1947 Briarfield Boulevard
Maumee, OH 43537

       Re: Andersons, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed February 27, 2019
           File No. 000-20557

Dear Mr. Valentine:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services